EXHIBIT 22(d)(2)

                              TEMPORARY FEE WAIVER

                               CALENDAR YEAR 2006

         This TEMPORARY FEE WAIVER ("Waiver Agreement") is made as of the 1st day of January, 2006, by and between Clipper Funds Trust, an open-end, management investment company organized as a statutory trust under the laws of the State of Delaware (the "Trust"), and Davis Selected Advisers, L.P. ("DSA"
serving as adviser), a Colorado limited partnership and Davis Selected
Advisers-NY, Inc. ("DSA-NY" serving as sub-adviser), a Delaware corporation. DSA and DSA-NY are referred to jointly herein after as the "Adviser".

                                    RECITALS:

WHEREAS,  the Trust is a registered open-end management investment company; and

WHEREAS, the Adviser serves as the adviser and sub-adviser for the Trust; and

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory
Agreement dated January 1, 2006 ("Investment Advisory Agreement") which provides for the Trust to pay the Adviser advisory fees based upon a schedule included in the Investment Advisory Agreement;

NOW, THEREFORE, the parties hereby agree as follows:

Temporary Waiver of Advisory Fees. For a one year period beginning January 1,
2006 and ending December 31, 2006 the Adviser shall waive any advisory fees provided for in the schedule contained in the Investment Advisory Agreement that would result in the effective annual advisory fee exceeding 1/2 of 1 percent
(0.50%) of Trust's average daily net assets.

Termination of Agreement. For the period beginning January 1, 2007 and ending upon the termination of the Investment Advisory Agreement, the Trust shall pay the Adviser the advisory fees provided for in the Investment Advisory Agreement.

Limitation of Liability. The Adviser agrees that the obligations assumed by the
Trust under this contract with respect to any Portfolio shall be limited in all cases to the Portfolio and its assets. The Adviser agrees that it shall not seek satisfaction of any such obligation from any other Portfolio, from the shareholders or any individual shareholder of the Portfolio or the Trust or the trustees, officers or any individual trustee or officer of the Trust. The
Adviser understands and acknowledges that the rights and obligations of each
Portfolio of the Trust under the Trust's Declaration of Trust are separate and distinct from those of any and all other Portfolios.

Any obligations of the Trust entered into in the name or on behalf thereof by any of its trustees or officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the trustees or officers, shareholders, representatives or agents of the Trust personally, but bind only the Trust property, and all persons dealing with any
Portfolio of the Trust must look solely to the Trust property belonging to such
Portfolio for the enforcement of any claims against the Trust.
                           **SIGNATURE PAGE FOLLOWS**

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized.

Clipper Funds Trust

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Kenneth Eich
Principal Executive Officer

Davis Selected Advisers, L.P.
By Davis Investments, LLC (General Partner)

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Thomas Tays
Vice President

Davis Selected Advisers-NY, Inc.

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Thomas Tays
Vice President

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